File No. 70-9905


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                         AMENDMENT NO. 4
                               TO
                            FORM U-1

  APPLICATION/DECLARATION WITH RESPECT TO CERTAIN TRANSACTIONS
RELATING TO THE EXTENSION OF AN ACCOUNTS RECEIVABLE PURCHASE AND
                          SALE PROGRAM

                              Under

         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


             THE CONNECTICUT LIGHT AND POWER COMPANY
                  CL&P RECEIVABLES CORPORATION
                        107 Selden Street
                 Berlin, Connecticut  06037-5457
(Name of companies filing this statement and address of principal executive offices)


                       NORTHEAST UTILITIES
  (Name of top registered holding company parent of declarant)


                     Gregory B. Butler, Esq.
      Senior Vice President, Secretary and General Counsel
               Northeast Utilities Service Company
                          P.O. Box 270
                Hartford, Connecticut  06141-0270
             (Name of address of agent for service)


The Commission is requested to mail signed copies of all orders, notices and communications to:

     Randy A. Shoop                             Jane P. Seidl
     Treasurer                                  Senior Counsel
     The Connecticut Light and Power Company    Northeast Utilities
     P.O. Box 270                                 Service Company
     Hartford, Connecticut 06141-0270           P.O. Box 270
                                                Hartford, Connecticut
                                                06141-0270

     The Application/Declaration in this File No. 70-9905, as heretofore amended, is hereby amended by filing the following exhibits:

(a)  Exhibits

      D.2  Copy of the Order of the DPUC with respect to the extension of CL&P's proposed transactions.

      F. Opinion of Counsel.

                   [SIGNATURE PAGE TO FOLLOW]

                           SIGNATURES


          Pursuant to the requirements of the Public Utility Holding

Company Act of 1935, as amended, the undersigned have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.


Dated:  June 28, 2004



                         THE CONNECTICUT LIGHT AND POWER COMPANY
                         CL&P RECEIVABLES CORPORATION



                         By:  /s/ Randy A. Shoop
                              Randy A. Shoop
                              Treasurer